Exhibit 99.31

Quantum eMotion Deploys its Quantum-Safe Security Platform for Digital Therapeutics in Landmark Commercial Alliance

GreyBox Solutions partners with Becton Dickinson Canada

MONTREAL, December 23rd, 2024 – Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Company”), a leader in classical and quantum-based cybersecurity solutions, is proud to announce a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare.

QeM’s partner, GreyBox Solutions—a recognized leader in digital therapeutics (DTx)—has entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

Building on their collaboration announced in Spring 2023, QeM and GreyBox continue strengthening the cybersecurity framework of GreyBox’s DTx platform through a revenue-sharing business model. QeM’s Sentry-Q platform, a cutting-edge cybersecurity solution, ensures patient data protection, treatment accuracy, and platform reliability—three critical pillars for success in the digital therapeutics domain.

The significance of cybersecurity in digital therapeutics cannot be overstated. As telemedicine and remote patient monitoring become integral to modern healthcare, safeguarding sensitive patient data is paramount to fostering trust, ensuring treatment efficacy, and maintaining platform resilience. These efforts will be instrumental in realizing the full transformative potential of digital therapeutics.

As the digital therapeutics field continues to revolutionize healthcare, robust cybersecurity remains a cornerstone of its evolution. Together, QeM and GreyBox are setting a new standard for secure, patient-centered digital healthcare solutions, ensuring safety, reliability, and scalability across diverse healthcare systems.

About QeM

The Company aims to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.